FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

North America

Our North American businesses are located in the US, Canada and Bermuda. Operations in the US are primarily conducted through HSBC Bank USA, N.A., and HSBC Finance, a national consumer finance company. HSBC Markets (USA) Inc. is the intermediate holding company of, inter alia, HSBC Securities (USA) Inc. HSBC Bank Canada and HSBC Bank Bermuda operate in their respective countries.

	2013	2012	2011
	US$m	US$m	US$m

Net interest income .....	5,742	8,117	11,480
Net fee income ............	2,143	2,513	3,308
Net trading income/ (expense) ..................	948	507	(362)
Gains on disposals of US branch network and cards business.............	-	4,012	-
Other income/(expense)	(30)	(456)	1,574

Net operating income4	8,803	14,693	16,000

LICs42 ..........................	(1,197)	(3,457)	(7,016)

Net operating income	7,606	11,236	8,984

Total operating expenses ..................................	(6,416)	(8,940)	(8,919)

Operating profit .......	1,190	2,296	65

Income from associates43	31	3	35

Profit before tax .......	1,221	2,299	100

Cost efficiency ratio ....	72.9%	60.8%	55.7%
RoRWA36 ....................	0.5%	0.8%	-

Year-end staff numbers	20,871	22,443	30,981
14% growth in revenues from collaboration between CMB and GB&M
Completed sales: US$5.7bn of real estate secured loans; US$3.7bn non-real estate personal loan portfolio; and US$1.6bn US insurance business
Best Regional Cash Manager in North America (Euromoney Awards for Excellence 2013)
For footnotes, see page 132. The commentary is on a constant currency basis unless stated otherwise, while tables are on a reported basis.

Economic background

In the US, real GDP rose by 1.9% in 2013, after 2.8% growth in 2012. Both consumer spending and business fixed investment grew at a moderate pace in 2013. Residential investment rose by 12.1% in 2013, following 12.9% growth in 2012. Sales of new and existing homes increased in 2013, and average national home prices rose over the course of the year. Export growth slowed to 2.8% in 2013 from 3.5% in 2012. Budgetary caps on federal spending contributed to a 5.1% decline in federal government expenditure in 2013, in real terms. State and local government expenditure also contracted, though by less than in 2012. The unemployment rate fell during the year reaching 6.7% in December although, in part, this reflected the long-term unemployed leaving the labour market rather than job creation. Both headline and core CPI inflation moderated in 2013 as subdued growth in hourly wages continued to constrain labour costs. A lack of consensus between the main political parties about how best to reduce the US fiscal deficit led to a government 'shutdown' on 1 October. An agreement was finally reached on 16 October which allowed the US debt ceiling to be raised and ended the shutdown. The Federal Reserve Board continued to pursue a highly accommodative monetary policy in 2013, keeping the Federal Funds rate in a zero to 0.25% range. It continued with monthly purchases of longer-term treasury securities and agency mortgage-backed securities but announced in December that it would begin to 'taper' asset purchases from January 2014.

The Canadian economy grew by 1.6% during the first three quarters of 2013, down from 1.9% in the comparable period in 2012. Led by auto sales, consumer spending rose by 1.8%, contributing 1.2 percentage points to the expansion in 2013. Exports grew by 1.0% in 2013, which was well below the 3% export growth in 2012. Housing starts fell by 14% in 2013 though the level of activity improved during the year after a very weak start. The annual rate of CPI inflation remained close to 1% throughout the year, well below the Bank of Canada's 2% inflation target. The Bank of Canada's policy rate has remained at 1% since September 2010.

Review of performance

Our operations in North America reported a profit before tax of US$1.2bn in 2013, compared with US$2.3bn in 2012 on both a reported and constant currency basis.

Reported profits in both years included gains and losses on disposal of businesses not aligned to our long-term strategy, notably gains in the US of

Profit/(loss) before tax by country within global businesses

	Retail Banking and Wealth Management US$m	Commercial Banking US$m	Global Banking and Markets US$m	Global Private Banking US$m	Other US$m	Total US$m

2013
US .................................................	(358)	296	633	53	(350)	274
Canada ..........................................	131	506	280	−	(3)	914
Bermuda ........................................	20	(16)	16	4	9	33

	(207)	786	929	57	(344)	1,221

2012
US .................................................	2,746	637	661	72	(2,901)	1,215
Canada ..........................................	207	577	314	(1)	(16)	1,081
Bermuda ........................................	42	(15)	(18)	1	(7)	3

	2,995	1,199	957	72	(2,924)	2,299

2011
US .................................................	(2,861)	431	567	83	782	(998)
Canada ..........................................	147	545	265	-	8	965
Bermuda ........................................	49	26	43	7	9	134
Other ............................................	-	-	-	-	(1)	(1)

	(2,665)	1,002	875	90	798	100

US$3.1bn and US$864m following the sales of the CRS business and 195 non-strategic retail branches, respectively, in 2012.

On an underlying basis, pre-tax profit was US$1.6bn in 2013 compared with a pre-tax loss of US$1.5bn in 2012. This was mainly due to a decline in loan impairment charges in 2013 in the US, primarily in the CML portfolio, and a reduction in operating expenses, as 2012 included a US$1.5bn expense as part of the settlement of investigations into inadequate compliance with AML laws in the past. These were partly offset by losses on certain portfolio disposals described further below.

Underlying profit before tax in Canada reduced due to the closure to new business in 2012 of the Canadian consumer finance company and lower revenues, reflecting spread compression due to the low interest rate environment and competitive market. These were partly offset by lower costs following cost control and sustainable savings from organisational effectiveness initiatives.

We continued to make progress in our strategy to accelerate the run-off and sales of our CML portfolio, and simplify operations. We completed the sale of the CML non-real estate personal loan portfolio with an unpaid principal balance of US$3.7bn on 1 April 2013 and recognised a loss on sale of US$271m. We completed the sales of several tranches of real estate secured accounts with an aggregate unpaid principal balance of US$5.7bn during 2013 and recognised a cumulative loss on sale of US$153m. Gross lending balances in the CML portfolio, including loans held for sale, at 31 December 2013 were US$30.4bn, a decline of US$12.3bn from 31 December 2012.

We identified real estate secured loan balances with unpaid principal ofUS$3.5bn that we plan to actively market in multiple transactions over the next 15 months. The carrying value of these loans was approximately US$230m greater than their estimated fair value at 31 December 2013.

In the US, we made progress on re-engineering our processes, such as account opening and customer information management, creating standardisation and alignment with our target business and operating models and a simpler relationship experience for our customers. The US has been at the forefront of foundational work to implement Global Standards. We also launched a US$1bn SME fund in CMB to support those businesses that trade or aspire to trade internationally.

In Canada, we continued to deliver internationally oriented organic business growth and streamlined processes and procedures. In CMB, we focused on positioning ourselves as the leading international trade and business bank, and deployed several new Global Trade products to assist international clients with working capital management. In GB&M, we launched Project and Export Financing and had a strong pipeline of business going into 2014. In RBWM, we continued to work on increasing the Premier customer base, resulting in 3% growth.

Net interest income decreased by 29% to US$5.7bn, primarily due to the sale of the CRS business and retail branches, lower average lending balances from the continued run-off of the CML portfolio and other portfolio disposals during the year, lower reinvestment rates in Balance Sheet Management and the closure of the Canada consumer finance company to new business in 2012.

Net fee income decreased by 14% to US$2.1bn, primarily due to the sale of the CRS business and the retail branches in 2012 and the expiry of the majority of the Transition Servicing Agreements with the buyer of the CRS business. This was partly offset by favourable adjustments to mortgage servicing rights valuations as a result of interest rate increases in 2013.

Net trading income was US$948m, an increase of 89%, primarily due to favourable fair value movements on non-qualifying hedges in HSBC Finance of US$315m in 2013 due to a rise in interest rates (compared with adverse movements of US$227m in 2012) and lower provisions for mortgage loan repurchase obligations related to loans previously sold. The increase was partly offset by a loss of US$199m arising from the early termination of qualifying accounting hedges in 2013 as a result of expected changes in funding.

Net trading income increased in GB&M as a result of favourable fair value movements on structured liabilities, in addition to higher Credit trading revenue from revaluation gains on securities, monoline reserve releases in the legacy portfolio and reduced losses from credit default swaps. Net trading income also benefited from the performance of economic hedges used to manage interest rate risk, which was positively affected by favourable interest rate movements. This was partly offset by lower Foreign Exchange revenue as a result of reduced trading volumes, and lower Rates trading revenue due to a decline in trading activities.

Net expense from financial instruments designated at fair value was US$288m compared with US$1.2bn in 2012. The increase was due to lower adverse fair value movements on our own debt designated at fair value as credit spreads tightened to a lesser extent in 2013 than in 2012.

Gains less losses from financial investments increased by 18% as Balance Sheet Management recognised higher gains on sales of available-for-sale debt securities as a result of the continued re-balancing of the portfolio for risk management purposes in the low interest rate environment.

Net earned insurance premiums decreased by US$159m due to the sale of our US insurance business. The reduction in net earned insurance premiums resulted in a corresponding decrease in Net insurance claims incurred and movement in liabilities to policyholders.

Other operating expense was US$108m in 2013 compared with income of US$408m in 2012. This was primarily due to the loss of US$424m on the sales of the CML non-real estate personal loan portfolio and several tranches of real estate secured loans. In addition, the decrease reflected the sale of our US insurance business and the non-recurrence of the gain on sale of the full service retail brokerage business in Canada in 2012.

LICs decreased by US$2.3bn to US$1.2bn, mainly in the US due in part to improvements in housing market conditions. In addition, the decrease reflected lower lending balances from continued run-off and loan sales, and reduced levels of new impaired loans and delinquency in the CML portfolio. US$322m of the decline in loan impairment charges was due to the sale of the CRS business in 2012. These factors were partly offset by an increase of US$130m relating to a rise in the estimated average period of time from a loss event occurring to writing off real estate loans to 12 months (previously a period of 10 months was used). In CMB, loan impairment charges increased by US$77m, reflecting higher collectively assessed charges in the US as a result of increased lending balances in key growth markets and higher individually assessed impairments on a small number of exposures mainly in Canada.

Operating expenses were US$2.5bn, 28% lower than in 2012, primarily due to the non-recurrence of a US$1.5bn settlement of investigations into inadequate compliance with AML laws in the past, lower average staff numbers and costs following business disposals in the US and Canada, and a reduction in litigation provisions and consultancy expenses in relation to US mortgage foreclosure servicing matters. Resources working on the independent foreclosure review were no longer required following the February 2013 Independent Foreclosure Review Settlement Agreement. We also achieved over US$330m of sustainable cost savings, primarily reflecting organisational effectiveness initiatives.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014